UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of Ocotber 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

Mr MICHAEL TSAMAZ WILL ASSUME THE POSITION OF

CHAIRMAN AND CEO OF OTE

Athens, Greece - October 22, 2010 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, announces that the company’s Board of Directors has been informed that Mr. Michael Tsamaz has been selected for the position of OTE’s Chairman and CEO, in accordance with article 4.3.4 of the Shareholders Agreement between Deutsche Telekom and the Hellenic Republic. This selection expresses the common will of the two main shareholders. Mr. Michael Tsamaz will assume his new duties on November 3rd.

Mr. George Papaconstantinou, Minister of Finance, noted: “OTE has tremendous potential. It plays a crucial role in the country’s development and the broader region and in enhancing the competitiveness of the Greek economy. I am certain that Mr. Michael Tsamaz, as a common choice of the main shareholders of the Organization, will successfully face the difficult tasks ahead and will guide OTE in its next steps.”

“I want to congratulate Michael Tsamaz on his selection as Chairman and CEO of OTE by the main shareholders”, said Mr. Guido Kerkhoff, Board member of Deutsche Telekom, responsible for Europe. “His considerable international experience and proven business skills have made him one of the leading executives in Greece, as his track record with COSMOTE proves beyond doubt. These are exactly the qualifications we were looking for in finding the right person to head OTE. At the same time, I would also like to thank Panagis Vourloumis, who has done a fantastic job in leading OTE, and who has made a significant contribution to the successful integration process between OTE and Deutsche Telekom. I want to wish him the best of success.”

Mr. Panagis Vourloumis stated: “The progress achieved in the last 6 years is due to the hard work of the executives and employees of the OTE Group. My warmest farewell to all. I also wish to thank the shareholders for their support. I believe that the choice of Michael Tsamaz by the two main shareholders of OTE is a guarantee for the future.”

Mr. Michael Tsamaz noted: “I would like to thank both shareholders for their trust. This is an enormous responsibility. OTE’s contribution is a key factor in the technological advancement of Greece as well as SE Europe. Its transformation, which began under the management of Mr. Panagis Vourloumis, must continue even faster, in order to ensure OTE’s healthy growth, an excellent work environment, the development of its employees and adequate returns to its shareholders, through products and services that satisfy our customers.”

Short CV of Mr Michael Tsamaz:

Michael Tsamaz is Head of COSMOTE Mobile Telecommunications SA since September 2007. He joined OTE Group in 2001. Mr. Tsamaz assumed various senior positions in OTE subsidiaries, such as Executive Vice President at OTE International, CEO at OTE Investments and OTE Globe, while monitoring the progress of the major transformation projects of OTE fixed. He also served as a BoD member for a number of OTE and COSMOTE International subsidiaries. Before joining OTE, Mr.Tsamaz had an evolving management career in multinational companies holding senior executive positions in Marketing, Sales and General Management.

From 1998 to 2001, he worked in Vodafone Greece as Commercial Director and later as General Manager of the Commercial and Administration Division.

From 1991 to 1998, he worked for Philip Morris where he held the positions of Marketing Director for Greece and Israel, Sales Director for Greece and Director of Sales Development for Eastern Europe, responsible for 16 countries (Russian and CIS).

Mr. Michael Tsamaz is married with two children and holds a degree in Business Administration from the University of New Brunswick, Canada.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 200 9 filed with the SEC on June 7 , 20 10 .. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: October 22, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer